May 1, 2009

Mail Stop 3010

Ms. Debra Cafaro
Chairman, President and Chief Executive Officer
Ventas, Inc.
111 S. Wacker Drive, Suite 4800
Chicago, IL 60606

      Re: **Ventas, Inc.**
               Form 10-K for the year ended December 31, 2008
               Filed February 27, 2009
               File No. 001-10989

               ElderTrust Operating Limited Partnership
               Form 10-K for the year ended December 31, 2008
               Filed March 31, 2009
               File No. 333-89312-02

Dear Ms. Cafaro:

      We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ventas, Inc. Form 10-K for the year ended December 31, 2008

Note 3 – Revenues from Properties, page 86

1.   We note that you have the authority to make all decisions for your Sunrise joint ventures except for a limited set of major decisions including the disposition of a senior housing community owned by the joint venture and the acquisition of any real property. It appears that Sunrise has substantive participating rights and your investments in the Sunrise joint ventures represent undivided interests subject to joint control. Please clarify if these ventures are in corporate or partnership form and how you determined that consolidation of these ventures was appropriate given the guidance of paragraph 11 of SOP 78-9, EITF 04-5 and EITF 96-16, as applicable.

Exhibit 31

2.   In future filings please remove the reference to the certifying officer's title in the introductory paragraph as the certification is to be made in a personal capacity.

ElderTrust Operating Limited Partership Form 10-K for the year ended December 31, 2008

Liquidity and Capital Resources, page 21

3.   We note that you anticipate cash flows from operations to be sufficient to fund operations, meet debt service requirements and make distributions to unitholders for the foreseeable future. Please tell us how you intend to fund the $23.4 million of debt obligations due in 2009. Based upon historical cash flow data, it does not appear that cash flow from operations is sufficient to meet your upcoming debt service requirements.

Note 6 – Concentration of Credit Risk, page 35

4.   We note that approximately 53.3% of your properties were leased to Genesis and Genesis accounted for approximately 49.9% of your rental income in 2008. While recognizing that Genesis is no longer subject to the periodic reporting requirements, in view of this significant credit concentration, clarify to us why you did not include audited financial statements of Genesis for the periods required by Rule 3-01 and 3-02 of Regulation S-X.

Note 12 – Partnership Units, page 39

5.   We note that the Class C limited partnership units are redeemable. Please disclose the pertinent rights and privileges of all classes of partnership units

outstanding in accordance with paragraph 4 of SFAS 129. In addition, for the Class C units and any other class of securities with redemption features, please advise us what consideration you gave to reflecting the redeemable units at their redemption amount outside of permanent equity pursuant to EITF D-98.

Note 13 – Condensed Consolidating Information, page 39

6.   We note that you have presented condensed consolidating financial information as prescribed by Rule 3-10 of Regulation S-X.   Please clarify for us the status of the guarantee provisions which required the inclusion of this information and if those guarantees are continuing, how you plan to satisfy the requirements of Rule 3-10 of Regulation S-X in the future.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant